UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-41401

Prenetics Global Limited

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of the Business Combination and Nasdaq Listing

On May 18, 2022, Prenetics Global Limited (“PubCo”) issued a press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of September 15, 2021, as amended by an Amendment to Business Combination Agreement dated as of March 30, 2022, by and among PubCo, Artisan, AAC Merger Limited, PGL Merger Limited and Prenetics Holding Limited (formerly known as Prenetics Group Limited), and the listing of PubCo’s Class A ordinary shares and warrants on The Nasdaq Stock Market LLC.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit 99.1—Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Stephen Lo
	Name:	Stephen Lo
	Title:	Chief Financial Officer

Date: May 19, 2022